Exhibit 99.1

GOLDCORP ACHIEVES RECORD CASH FLOW; EARNINGS MORE THAN DOUBLE

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    Toronto Stock Exchange: G                    New York Stock Exchange: GG
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    (All Amounts in $US unless stated otherwise)
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VANCOUVER, Feb. 24 /CNW/ - GOLDCORP INC. (TSX: G) (NYSE: GG) today reported fourth quarter gold production of 689,600 ounces at a total cash cost(1) of $164 per ounce, leading to record operating cash flows before working capital changes(2) of $646.1 million. Reported net earnings in the quarter were $331.8 million compared to $66.7 million in the fourth quarter of 2009. Adjusted net earnings(3) were $417.1 million, or $0.57 per share, compared to $182.7 million, or $0.25 per share, in the fourth quarter of 2009.

Fourth Quarter 2010 Highlights

    <<
    -   Revenues increased 70% over the 2009 fourth quarter, to $1,319.4 million, on gold sales of 678,600 ounces.
    -   Total cash costs decreased to $164 per ounce on a by-product basis.
        Co-product cash costs totalled $461 per ounce.
    -   Operating cash flows before working capital changes totalled $646.1 million or $0.87/share.
    -   Dividends paid amounted to $55.2 million.
    >>

Full-Year 2010 Highlights

    <<
    -   Revenues increased 40% over 2009, to $3.8 billion on gold sales of
        2.4 million ounces.
    -   Total cash costs were $274 per ounce on a by-product basis and $443 per ounce on a co-product basis.
    -   Operating cash flows before working capital changes totalled $1.7 billion or $2.33/share.
    -   Dividends paid amounted to $154.4 million.
    -   Six transactions completed to upgrade quality of asset portfolio.
    -   Gold reserves increase 23% and 13% on a per share basis, the
        Company's seventh consecutive annual increase.
    >>

"Goldcorp's record performance in 2010 reflects the consistent ability of our mine portfolio to deliver growing production amid a continued strong market for gold," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Another excellent performance from Red Lake in Ontario was the key component of our record gold production while Penasquito's rapidly growing metals production in Mexico anchored very low cash costs of $274 per ounce for the year and just $164 per ounce in the fourth quarter. With gold production forecast to grow 60% over the next five years at very low cash costs, Goldcorp is ideally positioned to accelerate cash flow and earnings in 2011 and over the next several years.

"Our strategy remains focused not only on growing gold production, but also enhancing the overall quality of our gold ounces, both in production and in the ground. To that end, we completed six transactions in 2010 that have dramatically upgraded the overall strength of our gold asset base. Among the acquisitions, an updated feasibility study at Cerro Negro in Argentina is analyzing a throughput increase to 4,000 tonnes per day based on a recently announced near-doubling of gold resources in 2010 and outstanding potential for continued exploration success. The El Morro gold-copper project in Chile adds to Goldcorp's growing South American presence and fortifies our production profile beyond 2015 while Camino Rojo in Mexico presents great potential for substantial supplemental production in the Penasquito district. The divestitures of non-core assets Escobal, San Dimas and our investment in Terrane Metals have simplified our asset portfolio while adding over $1.2 billion in cash and marketable securities to help internally fund our growth profile.

"With the components of our five-year growth profile in place, our focus in 2011 will be on continued execution at producing mines and advancing our suite of high quality gold projects. Construction of the Pueblo Viejo project in the Dominican Republic is progressing toward completion ahead of a planned production ramp-up in 2012, followed by initial production from Cerro Negro in 2013. We are pleased to announce today updated production details for the Cochenour and Éléonore projects that demonstrate their growing potential as linchpins of our Canadian gold production.

"We expect a strong precious metals market to remain in 2011 and beyond, driven by central bank buying, growing physical demand in developing economies around the globe and gold's continued re-emergence as an essential asset class for investment portfolios. Goldcorp's strong, low-cost gold production from safe jurisdictions, combined with our investment grade balance sheet positions the Company to thrive in any metals price environment and continues to present a compelling value proposition for investors seeking gold exposure."

Financial Review

Gold sales in the fourth quarter were 678,600 ounces on production of 689,600 ounces. This compares to sales of 573,100 ounces on production of 601,300 ounces in the fourth quarter of 2009. Increased production was driven primarily by Red Lake, Musselwhite and record production at both Marlin in Guatemala and Los Filos in Mexico. Low cash costs at Red Lake and higher by-product credit sales from Penasquito, Marlin and Alumbrera contributed to very low total cash costs of $164 per ounce of gold on a by-product basis. On a co-product basis, cash costs were $461 per ounce, an increase of $39 per ounce due primarily to new Penasquito concentrate production in the fourth quarter of 2010, the inclusion of the export retention tax, and higher YMAD net proceeds payments paid at Alumbrera.

Reported net earnings in the quarter were $331.8 million compared to $66.7 million in the fourth quarter of 2009. Adjusted net earnings in the fourth quarter totaled $417.1 million, or $0.57 per share, compared to $182.7 million or $0.25 per share, in the fourth quarter of 2009. Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on translation of future income tax liabilities and the net gain on dispositions of mining interests, and the loss on the term silver sales contract but include the impact of non-cash stock option expenses, which amounted to approximately $19.6 million or $0.03 per share for the quarter. Operating cash flows before changes in working capital were a record $646.1 million compared to $307.7 million in last year's fourth quarter. Gold margin was a record $1,214 per ounce of gold sold.

For the twelve months ended December 31, 2010, revenues increased by 40% to $3.8 billion. Total cash costs year to date were $274 per ounce on a by-product basis and $443 per ounce on a co-product basis.

Net earnings in the twelve months ended December 31, 2010 were a record $1.6 billion or $2.14 per share, compared to net earnings of $240.2 million or $0.33 per share in the same period in 2009. Adjusted net earnings totaled $1.0 billion, or $1.37 per share, compared to $588.2 million or $0.80 per share, in 2009. Cash flow from operations before changes in working capital increased 45% to $1.7 billion from $1.2 billion in the twelve months ended December 31, 2009.

Penasquito and Los Filos Set the Pace for Growing Production in Mexico

Completing its first full quarter since declaring commercial production in September, Penasquito continued to meet expectations in key production metrics including concentrate grade and quality, mining rates and mill throughput. Gold production totaled 53,900 ounces for the fourth quarter and 168,200 ounces for the year. Silver production totaled 4,607,600 ounces for the fourth quarter and 13,952,600 ounces for the year. Lead and zinc production for the fourth quarter totaled 34.4 million pounds and 54.2 million pounds, respectively. For the year lead and zinc production totaled 97.4 million pounds and 154.5 million pounds, respectively. Strong by-product silver, lead and zinc credits contributed to by-product cash costs during the quarter of negative $1,002 per ounce of gold. During the fourth quarter, commissioning of the high pressure grinding roll (HPGR) circuit continued and Penasquito remained on track to reach designed milling capacity of 130,000 tonnes per day by the end of the first quarter of 2011. As the mine ramps up to full design capacity early 2011, full year gold production is expected to be 350,000 ounces.

Drilling of the mantos below and lateral to the planned pit bottoms continued at Penasquito during the fourth quarter. High grade intercepts in the second half of 2010 demonstrate substantial opportunity to expand existing gold, silver, zinc and lead resources below and outside of the pit shapes, supporting the potential for a concurrent high-grade underground operation to further supplement core Penasquito production.

At Los Filos, quarterly record gold production of 84,900 ounces was 28% higher than in the third quarter of 2010 as higher grades, tonnage and solution were achieved as the rainy season ended. Total gold production for the year amounted to 306,100 ounces. Construction of a fourth stage of the heap leach pad started during the fourth quarter and is expected to be completed late in the third quarter of 2011 resulting in increased gold production of 335,000 ounces for 2011.

The Largest Producer of Canadian Gold

Gold production at Red Lake was 187,000 ounces during the fourth quarter at total cash costs of $313 per ounce. For 2010 gold production totaled 703,300 ounces a 13% increase over 2009 a result of a significant increase in tonnage mined, consistent with the mine's strategy to fill the mills by utilizing lower grade areas such as the sulfide zones. With a greater proportion of mined material from the lower grade zone in 2011, gold production is expected to total 665,000 ounces in 2011. The completion of the interconnection drift between the Red Lake and Campbell complexes and continued development of the 4199 exploration ramp during 2010 enabled accelerated exploration drilling on the High Grade Zone. This development success led to a net increase in gold reserves in the High Grade Zone of nearly 300,000 ounces and contributed to a strong overall gold reserve increase at Red Lake.

At Porcupine in Ontario, gold production during the fourth quarter totaled 67,900 ounces at a total cash cost of $656 per ounce. The Hoyle Pond Deep project continued to progress, which will access recently-discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex. Drilling focused on lateral and depth extension of current mineralized zones, as well as testing for additional mineralized areas. The TVZ deposit, encountered during depth extension of the current mineralization, has been successfully extended up-dip and remains open both up and down dip and to the east. There are currently three surface diamond drills testing the projection of this deposit to surface.

Driven by 12% higher throughput, Musselwhite in Ontario turned in record quarterly gold production of 79,900 ounces. Surface exploration drilling in 2011 will target both the recently discovered Lynx and West Limb targets, while underground drilling will focus on further defining the Lynx and PQ Deeps resources at depth. Stronger grade in the PQ Deeps and initial mining of the Lynx zone is expected to contribute to increased production of 265,000 ounces during 2011.

Commitment to Sustainable Prosperity Continues in Guatemala

A record quarter was reported at Marlin in Guatemala for production of both gold and silver and total cash costs. Gold production was 92,300 ounces at total cash costs of negative $224 per ounce, including silver production of 2,156,500 ounces. The increase in production from the third quarter of 2010 was due to 41% and 45% higher gold and silver grades, respectively, and additional tonnes processed as planned. Gold production at Marlin in 2011 is expected to total approximately 400,000 ounces as the final, higher grade portion of the open pit is mined.

Operations at Marlin continue normally while the administrative process by the Guatemalan government is underway. The process is in response to precautionary measures issued by the Inter-American Commission on Human Rights (IACHR) which included a recommendation to suspend operations at Marlin. Goldcorp strongly believes the IACHR's action is based on environmental allegations that are demonstrably without merit. On October 25, the IACHR held a public audience at which representatives of the Municipality of Sipacapa and the government of Guatemala appeared. The government's responses to the IACHR expressly confirm that studies conducted by the Ministry of Energy and Mines, the Ministry of Health and Social Welfare, and the Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to public health or the environment as a result of operations at Marlin. The Government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to alleged contamination. While the government's administrative process is underway, the Company expects normal operations at the Marlin mine to continue.

Project Pipeline Advances

Goldcorp today released results of updated economic studies for its Canadian growth projects Cochenour near Red Lake and Éléonore in Quebec. The release announcing the successful progress can be found at www.goldcorp.com.

Construction of Pueblo Viejo in the Dominican Republic continues advancing with first production expected in the first quarter of 2012. In December, the Environmental Impact Assessment for the 240 kV power transmission line was approved allowing associated construction activities to commence. Alternative temporary power sources are being secured which will allow project commissioning in the fourth quarter of 2011. Overall construction is nearly 50% complete, approximately 75% of the capital has been committed and all four autoclaves are on site and have been placed on their foundations. Work continues toward achieving key milestones including the connection of power to the site. Pre-production capital estimate is now expected to be $3.3-$3.5 billion (100% basis) (Goldcorp share $1.3 - $1.4 billion) a 10-15% increase from the previous estimate largely due to higher labor, power supply, freight and steel product related costs as well as general inflation.

At the Cerro Negro project in Argentina, the recently announced successful growth of the total gold resource to over 5 million ounces forms the basis of an updated feasibility study to analyze an increase in throughput to approximately 4,000 tonnes per day. The update, expected to be completed at the end of the first quarter 2011, is incorporating recent drilling success of the high grade Marianas and San Marcos veins, which remain open along strike. The Company is deploying ten exploration drill rigs to further delineate and extend these large new vein zones and test new vein targets in an effort to further expand overall gold resources in 2011.

Exploration and development work continued at Camino Rojo and Noche Buena, two advanced-stage satellite exploration projects near Penasquito. At Camino Rojo, exploration activities have commenced with drilling and airborne geophysics now underway. At Noche Buena, drilling will continue during 2011 with the objective of adding further oxide resources and expanding the understanding of the sulphide zones. A new scoping study will be updated during 2011 to incorporate the results of high-grade structure definition drilling.

At the El Morro project, approval of the Environmental Impact Assessment (EIA) is anticipated in the first quarter of 2011. Once the EIA has been approved, condemnation drilling will commence, focusing on selected areas of plant, mine waste, tailing and camp. Subsequent exploration drilling will concentrate on in-fill drilling and sampling for metallurgical and geo-technical data. A further update to the feasibility study is expected in the third quarter of 2011.

Corporate Responsibility, Safety & Health

During the fourth quarter both the Porcupine Mine and Red Lake Gold Mines in Canada became fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold ("the Cyanide Code"), becoming Goldcorp's sixth and seventh mines to be certified. All of the Company's nominated mines are now compliant. Goldcorp is also pleased to announce the 2010 recipients of Company's two highest awards for safety. Los Filos mine retains the Best Overall Safety honor for the second consecutive year while Musselwhite mine has been honored for Most Improved Safety Performance.

This release should be read in conjunction with Goldcorp's 2010 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investors" section under "Financials".

A conference call will be held on February 25, 2011 at 10:00 a.m. (PDT) to discuss the fourth quarter results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-8018 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until March 28, 2011 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the US. Pass code: 3536617. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

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    (1) The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the
        Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 44 of the
        2010 annual MD&A for a reconciliation of total cash costs to reported operating expenses.
    (2) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the
        Company's ability to generate cash flow from its mining operations.
        Cash provided by operating activities reported in accordance with
        GAAP was $676.8 million and $1,787.3 million in the fourth quarter and twelve months ended December 31, 2010, respectively.
    (3) Adjusted net earnings and adjusted net earnings per share are non-
        GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance.
        Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 of the 2010 annual MD&A for a reconciliation of adjusted earnings to reported net earnings.
    (4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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        (in $ millions, except where noted)                            Q4'10
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        Revenues per Financial Statements                           $1,319.4
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        Treatment and refining charges on concentrate sales             31.3
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        By-product silver and copper sales and other                  (415.5)
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        Gold revenues                                                  935.2
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        Divided by ounces of gold sold                               678,600
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        Realized gold price per ounce                                  1,378
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        Deduct total cash costs per ounce of gold sold(1)                164
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        Margin per gold ounce                                         $1,214
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    >>

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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    SUMMARIZED FINANCIAL RESULTS
    (in millions of United States dollars, except per share and per ounce amounts)

                                                          Three Months Ended
                                                              December 31
                                                            2010        2009
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    Gold produced (ounces)                               689,600     601,300
    Gold sold (ounces)                                   678,600     573,100
    Copper produced (thousands of pounds)                 27,700      32,400
    Copper sold (thousands of pounds)                     27,000      31,300
    Silver produced (ounces)                           6,764,100   2,605,900
    Silver sold (ounces)                               7,161,900   2,535,500
    Average realized gold price (per ounce)               $1,378      $1,107
    Average London spot gold price (per ounce)            $1,367      $1,100
    Average realized copper price (per pound)              $4.84       $3.69
    Average London spot copper price (per pound)           $3.92       $3.01
    Average realized silver price (per ounce)             $23.92      $10.84
    Average London spot silver price (per ounce)          $26.43      $17.57
    Total cash costs - by-product (per gold ounce)          $164        $289
    Total cash costs - co-product (per gold ounce)          $461        $422
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                                                          Three Months Ended
                                                              December 31
    Production Data:                                        2010        2009
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    Red Lake gold mines : Tonnes of ore milled           224,700     197,700
                          Average mill head grade
                           (grams per tonne)                  26          27
                          Gold ounces produced           187,000     156,300
                          Total cash cost per ounce -
                           by-product                       $313        $317

    Porcupine mine :      Tonnes of ore milled         1,037,600   1,005,100
                          Average mill head grade
                           (grams per tonne)                2.10        2.40
                          Gold ounces produced            67,900      71,700
                          Total cash cost per ounce -
                           by-product                       $656        $509

    Musselwhite mine :    Tonnes of ore milled           405,700     337,000
                          Average mill head grade
                           (grams per tonne)                6.20        5.49
                          Gold ounces produced            79,900      56,300
                          Total cash cost per ounce -
                           by-product                       $572        $605

    Los Filos mine :      Tonnes of ore mined          7,304,200   6,747,300
                          Tonnes of waste removed      7,587,200   7,184,800
                          Tonnes of ore processed      7,403,500   6,839,100
                          Average grade processed
                           (grams per tonne)                0.70        0.69
                          Gold ounces produced            84,900      60,100
                          Total cash cost per ounce -
                           by-product                       $400        $444

    El Sauzal mine :      Tonnes of ore mined            645,200     592,600
                          Tonnes of waste removed        752,400   1,766,700
                          Tonnes of ore milled           527,500     507,000
                          Average mill head grade
                           (grams per tonne)                2.39        2.25
                          Gold ounces produced            38,500      34,200
                          Total cash cost per ounce -
                           by-product                       $303        $371

    Marlin mine :         Tonnes of ore milled           380,500     552,400
                          Average mill head grade
                           (grams per tonne) - gold         7.81        4.83
                          Average mill head grade
                           (grams per tonne) - silver        193          99
                          Gold ounces produced            92,300      78,600
                          Silver ounces produced       2,156,500   1,331,200
                          Total cash cost per ounce -
                           by-product                      ($224)       $129
                          Total cash cost per ounce -
                           co-product                       $280        $336

    Alumbrera mine(1) :   Tonnes of ore mined          1,940,200   3,557,400
                          Tonnes of waste removed      5,270,500   5,199,900
                          Tonned of ore milled         3,479,900   3,556,600
                          Average mill head grade
                           (grams per tonne) - gold         0.50        0.43
                          Average mill head grade (%)
                           - copper                        0.45%       0.48%
                          Gold ounces produced            42,200      34,600
                          Copper (thousands of pounds)
                           produced                       27,700      32,400
                          Total cash cost per ounce -
                           by-product                    ($1,002)    ($1,333)
                          Total cash cost per ounce -
                           co-product                       $673        $519

     Marigold mine(2) :   Tonnes of ore mined          1,805,100   2,051,800
                          Tonnes of waste removed      7,313,300   5,077,300
                          Tonnes of ore processed      1,805,100   2,051,800
                          Average grade processed
                           (grams per tonne)                0.66        0.84
                          Gold ounces produced            27,000      31,900
                          Total cash cost per ounce -
                           by-product                       $787        $482

    Wharf mine :          Tonnes of ore mined            815,800     815,900
                          Tonnes of ore processed        726,900     756,900
                          Average grade processed
                           (grams per tonne)                0.63        0.82
                          Gold ounces produced            16,000      16,400
                          Total cash cost per ounce -
                           by-product                       $788        $805

     Penasquito mine :    Tonnes of ore mined         12,360,800           -
                          Tonnes of waste removed     34,970,900           -
                          Tonnes of ore milled         7,635,600           -
                          Average mill head grade
                           (grams per tonne) - gold         0.30           -
                          Average mill head grade
                           (grams per tonne) - silver      26.14           -
                          Average mill head grade (%)
                           - lead                          0.35%           -
                          Average mill head grade (%)
                           - zinc                          0.56%           -
                          Gold ounces produced            53,900           -
                          Silver ounces produced       4,607,600           -
                          Lead (thousands of pounds)
                           produced                       34,400           -
                          Zinc (thousands of pounds)
                           produced                       54,200           -
                          Total cash cost per ounce -
                           by-product                    ($1,002)          -
                          Total cash cost per ounce -
                           co-product                       $655           -
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    -----------------------
    (1) Goldcorp's interest - 37.5%
    (2) Goldcorp's interest - 66.67%

                                                          Three Months Ended
                                                              December 31
    Financial Data:                                         2010        2009
    -------------------------------------------------------------------------
    Cash flow from operating activities (before changes
     in non-cash working capital)                         $646.1      $308.6
    Net earnings attributable to shareholders of
     Goldcorp                                             $331.8       $66.7
    Earnings per share - basic                             $0.45       $0.09
    Adjusted net earnings                                 $417.1      $182.7
    Weighted average number of shares outstanding
     (000's)                                             736,620     733,079

    CONSOLIDATED STATEMENTS OF EARNINGS
    (United States dollars in millions, except for share and per share amounts - Unaudited)

                                  Three Months Ended     Twelve Months Ended
                                      December 31             December 31
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                                    2010        2009        2010        2009
    -------------------------------------------------------------------------
    Revenues                  $  1,319.4  $    778.3  $  3,799.8  $  2,723.6
    -------------------------------------------------------------------------
    Operating expenses            (498.1)     (321.8)   (1,478.4)   (1,187.3)
    Depreciation and depletion    (201.4)     (141.4)     (623.0)     (526.2)
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    Earnings from mine
     operations                    619.9       315.1     1,698.4     1,010.1
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    Corporate administration(1)    (54.9)      (38.9)     (177.1)     (133.1)
    Exploration                     (8.9)       (9.1)      (51.8)      (31.8)
    Write-down of mining
     interests                         -       (24.0)          -       (24.0)
    -------------------------------------------------------------------------
    Earnings from operations       556.1       243.1     1,469.5       821.2
    -------------------------------------------------------------------------
    Other income (expenses)
      Interest and other
       expenses                    (21.3)      (13.6)      (46.3)      (19.2)
      Interest expense and
       finance fees                (13.1)      (22.0)      (52.3)      (59.0)
      Share of losses of
       equity investees             (5.1)          -        (8.1)          -
      Gains (losses) on non-
       hedge derivatives, net      (60.8)       (5.7)      (61.8)        3.6
      Gains on securities, net       0.8        44.6         0.5        50.2
      Gains on dispositions of
       mining interests                -        20.1       780.5        20.1
      Losses on foreign
       exchange, net              (219.6)     (128.2)     (355.4)     (363.7)
    -------------------------------------------------------------------------
                                  (319.1)     (104.8)      257.1      (368.0)
    -------------------------------------------------------------------------
    Earnings from continuing
     operations before taxes       237.0       138.3     1,726.6       453.2
      Income and mining taxes     (119.4)      (70.6)     (346.0)     (209.1)
    -------------------------------------------------------------------------
    Earnings from continuing
     operations                    117.6        67.7     1,380.6       244.1
    Earnings (loss) from
     discontinued operation,
     net of tax                    210.1        (1.9)      185.5        (5.9)
    -------------------------------------------------------------------------
    Net earnings              $    327.7  $     65.8  $  1,566.1  $    238.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings from continuing
     operations attributable
     to:
      Shareholders of
       Goldcorp Inc.          $    117.6  $     66.7  $  1,380.5  $    244.1
      Non-controlling
       interests                       -           -         0.1           -
    -------------------------------------------------------------------------
                              $    117.6  $     66.7  $  1,380.6  $    244.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net earnings (loss)
     attributable to:
      Shareholders of
       Goldcorp Inc.          $    331.8  $     66.7  $  1,574.3  $    240.2
      Non-controlling
       interests                    (4.1)       (0.9)       (8.2)       (2.0)
    -------------------------------------------------------------------------
                              $    327.7  $     65.8  $  1,566.1  $    238.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Stock based compensation
        expense (non-cash item)
        included in corporate
        administration        $     19.6  $     10.5  $     63.2  $     45.1

    Earnings from continuing
     operations per share
      Basic                   $     0.16  $     0.09  $     1.88  $     0.33
      Diluted                       0.16        0.09        1.87        0.33

    Net earnings per share
      Basic                   $     0.45  $     0.09  $     2.14  $     0.33
      Diluted                       0.44        0.09        2.13        0.33

    Weighted-average number
     of shares outstanding
     (000's)
      Basic                      736,620     733,079     735,337     731,306
      Diluted                    740,123     737,318     738,236     734,564

    CONSOLIDATED BALANCE SHEETS
    AT DECEMBER 31
    (United States dollars in millions - Unaudited)
                                                            2010        2009
    -------------------------------------------------------------------------
    Assets
      Cash and cash equivalents                       $    556.2  $    874.6
      Marketable securities                                 39.9        24.9
      Accounts receivable                                  443.8       278.8
      Income and mining taxes receivable                    36.9        38.4
      Inventories and stockpiled ore                       396.8       349.4
      Notes receivable                                      64.1           -
      Other                                                 84.1        35.4
    -------------------------------------------------------------------------
    Current assets                                       1,621.8     1,601.5
    Mining interests                                    25,316.3    18,001.3
    Deposits on mining interest expenditures                 6.4        86.9
    Goodwill                                               761.8       761.8
    Stockpiled ore                                          82.3        93.6
    Investments                                            930.6       390.3
    Note receivable                                         47.5           -
    Other                                                   42.4        13.3
    -------------------------------------------------------------------------
                                                      $ 28,809.1  $ 20,948.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities
      Accounts payable and accrued liabilities        $    586.5  $    416.4
      Income and mining taxes payable                      217.8       182.6
      Current debt                                             -        16.7
      Future income and mining taxes payable               174.6       107.9
      Current derivative liabilities                        55.1        11.4
    -------------------------------------------------------------------------
    Current liabilities                                  1,034.0       735.0
    Income and mining taxes payable                        125.1        65.4
    Long-term debt                                         747.1       719.0
    Future income and mining taxes payable               6,082.0     3,575.2
    Non-current derivative liability                        95.4           -
    Reclamation and closure cost obligations               276.2       282.0
    Other                                                   41.9        27.8
    -------------------------------------------------------------------------
                                                         8,401.7     5,404.4
    -------------------------------------------------------------------------
    Equity
      Common shares, share purchase warrants,
       stock options, restricted share units and
       equity component of convertible senior notes     15,853.0    12,908.9
      Retained earnings                                  3,779.3     2,345.5
      Accumulated other comprehensive income               561.9       238.8
    -------------------------------------------------------------------------
                                                         4,341.2     2,584.3
    -------------------------------------------------------------------------
    Shareholders' equity                                20,194.2    15,493.2
    Non-controlling interests                              213.2        51.1
    -------------------------------------------------------------------------
                                                        20,407.4    15,544.3
    -------------------------------------------------------------------------
                                                      $ 28,809.1  $ 20,948.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (United States dollars in millions - Unaudited)

                                  Three Months Ended     Twelve Months Ended
                                      December 31             December 31
    -------------------------------------------------------------------------
                                    2010        2009        2010        2009
    -------------------------------------------------------------------------
    Operating Activities
    Net earnings from
     continuing operations    $    117.6  $     67.7  $  1,380.6  $    244.1
    Reclamation expenditures        (2.4)       (7.6)      (15.6)      (26.5)
    Transaction costs on
     convertible senior notes
     expensed                          -        (0.1)          -        18.5
    Gain on securities, net         (0.8)      (44.6)       (0.5)      (50.2)
    Gains on dispositions of
     mining interests                  -       (20.1)     (780.5)      (20.1)
    Current income tax expense
     on disposition of San
     Dimas Assets                      -           -       145.6           -
    Items not affecting cash
      Depreciation and
       depletion                   201.4       141.4       623.0       526.2
      Stock based compensation
       expense                      19.6        10.5        63.2        45.1
      Write-down of mining
       interests                       -        24.0           -        24.0
      Accretion on Primero
       promissory and
        convertible notes
        receivable                  (0.5)          -        (0.5)          -
      Accretion on convertible
       senior notes                  7.1         6.8        28.0        15.6
      Share of losses of equity
       investees                     5.1           -         8.1           -
      Unrealized loss on non-
       hedge derivatives, net       61.0         6.1        68.0         3.3
      Future income and mining
       taxes                        21.3        (0.6)     (163.0)       57.4
      Unrealized loss on foreign
       exchange and other          216.7       125.1       362.0       346.9
    Change in non-cash working
     capital                        30.7        59.3        68.9        90.8
    -------------------------------------------------------------------------
      Cash provided by operating
       activities of continuing
       operations                  676.8       367.9     1,787.3     1,275.1
    -------------------------------------------------------------------------
      Cash used in operating
       activities of
       discontinued operation       (7.3)       (1.4)      (15.3)       (4.9)
    -------------------------------------------------------------------------
    Investing Activities
    Acquisitions, net of cash
     acquired                     (522.2)          -    (1,317.5)          -
    Investment in common shares
     of Tahoe                     (143.7)          -      (143.7)          -
    Repayment of capital
     invested in Pueblo Viejo          -           -       192.0           -
    Expenditures on mining
     interests                    (368.6)     (216.4)   (1,186.3)   (1,007.1)
    Deposits on mining interest
     expenditures                   (5.5)     (101.7)      (42.0)     (341.4)
    Proceeds on dispositions of
     mining interests, net             -        14.0       476.7        14.0
    Income taxes paid on
     disposition of San Dimas
     Assets                        (12.4)          -       (57.9)          -
    Income taxes paid on
     disposition of Silver
     Wheaton shares                    -           -      (148.7)          -
    Purchases of securities         (0.3)      (26.2)      (19.4)     (181.9)
    Proceeds from sales of
     securities                        -        65.2           -        65.2
    Other                           (1.5)       (1.2)       (2.0)        0.4
    -------------------------------------------------------------------------
      Cash used in investing
       activities of continuing
       operations               (1,054.2)     (266.3)   (2,248.8)   (1,450.8)
    -------------------------------------------------------------------------
      Cash provided by (used
       in) investing activities
       of discontinued
       operation                   242.6        (0.6)      170.0        (7.9)
    -------------------------------------------------------------------------
    Financing Activities
    Debt borrowings                350.0         1.0     1,120.0     1,323.4
    Debt repayments               (350.0)          -    (1,120.0)     (460.0)
    Transaction costs on
     convertible senior notes          -         0.1           -       (22.7)
    Common shares issued, net       27.0        18.1        95.8        79.1
    Dividends paid to common
     shareholders                  (55.2)      (33.0)     (154.4)     (131.7)
    Other                            0.3           -           -           -
    -------------------------------------------------------------------------
      Cash provided by (used in)
       financing activities of
       continuing operations       (27.9)      (13.8)      (58.6)      788.1
    -------------------------------------------------------------------------
      Cash provided by
       financing activities of
       discontinued operation        0.5         2.6        49.5        11.1
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and cash
     equivalents                    (6.3)        0.9        (2.5)        1.6
    -------------------------------------------------------------------------
    Increase (decrease) in cash
     and cash equivalents         (175.8)       89.3      (318.4)      612.3
    Cash and cash equivalents,
     beginning of year             732.0       785.3       874.6       262.3
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of year              $    556.2  $    874.6  $    556.2  $    874.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, (604) 696-3074, Fax: (604) 696-3001, Email: info@goldcorp.com, Website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 16:40e 24-FEB-11